UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8

Telephone: (604) 733-5400 Fax: (604) 734-8300

Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

NEWS RELEASE

Vancouver, British Columbia - Monday July 28, 1am PST
International Hi-Tech Industries Inc. (IHI) (TSX:IHI; OTC BB:IHITF)

IHI PROGRESS REPORT

AGM, Factory Readiness, New Officer and Japanese Patent Issued

ANNUAL GENERAL MEETING

With a quorum of more than 39% of the total eligible votes, the Company's Annual General Meeting was held at the Hopcott Road factory on June 20, 2003. All resolutions were passed with at least 98% approval. The AGM was followed by the annual IHI barbecue party with more than 300 attendees. During the event, the latest production capabilities of the Company were demonstrated.

FACTORY

With great pleasure, the Company welcomed the news that Vancouver has been selected to be the host city of the 2010 Winter Olympics. The Company is committed to seek participation in the development phase of the project.

The plans for factory progress as previously announced (see news release of December 4, 2002 and 2003 First Quarter Report) have proceeded largely on schedule. The factory is now production ready (to produce at full capacity rates) and the Company will be in a position to accept orders by the end of this week, August 1, 2003. As the Company begins to accept orders, it will be increasing staff and is now in the process of interviewing personnel to hire.

ADDITIONAL SENIOR OFFICER APPOINTED

The Company is very pleased to announce that its 50.7% owned subsidiary, IHI International Holdings Ltd., has appointed Paulus Matthew Lam as Vice-President, Corporate Finance, Far East. Mr. Lam has over 25 years of experience in banking, corporate finance and business and investment consultancy work (including as Production Controller of the Operations Division of The Chase Manhattan Bank N.A., and Manager of Asian Banking of a Canadian Chartered bank). Mr. Lam is currently an advisor to Info-Research Company Ltd. (China Investment and Corporate Finance), Hong Kong. Mr. Lam holds a Master of Business Administration degree, a diploma in Mutual Funds and is a Member of the British Institute of Management.

In response to its growing international business, IHI International will continue to expand its team of officers.

IHI JOINT VENTURE FACTORIES

AUSTRALIA

Further to the Company's news release dated August 9, 2002, the Company advises that IHI International Holdings Ltd. and The Cascade Group Pty. Ltd. (the "Cascade Group") have agreed to allow the interim agreement dated January 16, 1999 with respect to the proposed joint venture in Australia to lapse on June 23, 2003. All initial irrevocable down payments under the agreement (US$100,000) have been forfeited to IHI International pursuant to the terms of the interim agreement.

The Cascade Group has agreed to continue to pursue a joint venture partnership in Australia and/or New Zealand over the next two years at its own costs and has been granted a right of first refusal to establish a joint venture factory in those territories. The terms and conditions of any new interim agreement will be based on those prevailing at the time such an agreement is reached.

OTHER REGIONS

Currently IHI International Holdings Ltd. is negotiating with new potential joint venture partners to cover certain regions of Eastern Europe, North Africa and Brazil. The price of participation for the 49% Joint Venture partners who wish to enter into an IHI Joint Venture partnership is USD$1.5 million for the license fee and USD$14.5 million joint venture contribution for the manufacturing facility incorporating IHI Building Technology. The size of the future IHI Joint Venture factories will be approximately 100,000 square feet including offices.

IHI is also pleased to announce that our existing potential joint venture partner Earthquake Resistant Structures Inc. of Delaware, a company owned by the President's mother, has advised the Company that it will accelerate the schedule agreed on for establishing IHI joint venture factories in North East United States and in Japan (currently up to five years).

PATENTS ISSUED

IHI is extremely pleased to announce that Patent No. 3435513 has been issued in Japan. Japan is an extremely important country for the Company due to the large percentage of the worldwide construction market it represents. As mentioned in our December 2001 press release "Our executive management team has extensive business and construction industry expertise in Japan and we expect this region to be a lucrative market for the Company and its partners."

Current patents encompass IHI's earthquake, wind, fire and sound resistant pre-fabricated building panels, as well as structures made from these panels. IHI now has 72 patent claims fully issued in 156 countries and pending in another 24 countries. The Company and its international subsidiary are planning to file for additional new sets of worldwide patents in 2003.

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of a new building system in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's system has attracted interest from more than 65 different countries worldwide.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Roger A. Rached

ROGER A. RACHED, PRESIDENT

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the Company's website at www.ihi.ca or contact us by:
Telephone: 604-733-5400
Fax: 604-734-8300
Email: info@ihi.ca

Media Contact:
Susan Hahn & Associates
Telephone: 212-986-6286
Fax: 212-949-7274
Email: SusanHahn@nyc.com

This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect the management's view only as of the date hereof. The Company undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: July 30, 2003

/s/ Roger A. Rached

Roger A. Rached, President & CEO